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                                                                   EXHIBIT 99.4





                                VISTA GOLD CORP.

                   CERTIFIED COPY OF RESOLUTIONS OF DIRECTORS



                I, WILLIAM F. SIRETT, Secretary of Vista Gold Corp. (the "Company"), hereby certify that the attached is a true copy of resolutions duly passed by the directors of the Company on May 16, 1997 and that the resolutions have not been modified or rescinded and are in full force as at the date hereof.


                DATED at Vancouver, British Columbia, this 16 day of May, 1997.




                                                   /s/ WILLIAM F. SIRETT
                                                   ---------------------------
                                                   William F. Sirett
                                                   Secretary


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                                VISTA GOLD CORP.

                             DIRECTORS' RESOLUTIONS


A.       APPROVAL OF ANNUAL REPORT ON FORM 20-F

         BE IT RESOLVED that:

         (1) the annual report on Form 20-F (the "Form 20-F") of the Company for the fiscal year ended December 31, 1996 to be filed in the United States with the Securities and Exchange Commission, a draft copy of which has been circulated to the directors of the Company, is hereby approved together will all such amendments, variations, deletions and additions therein and thereto as the President and Chief Executive Officer or the Vice-President Finance and Chief Financial Officer may approve, such approval to be conclusively evidenced by the execution of the Form 20-F by the President and Chief Executive Officer;

         (2) the filing of the Form 20-F with the securities commissions and other appropriate regulatory authorities in the United States, together with all such other documents and supporting materials as are necessary or advisable to be filed therewith, is hereby authorized and approved; and

         (3) any one or more of the directors or officers of the Company are hereby authorized for and on behalf of the Company to take all action, to do all such things and to execute, under the common seal of the Company or otherwise, and to deliver or cause to be delivered in the name of and on behalf of the Company all certificates of eligibility, undertakings and other documents as each may deem necessary or advisable in connection with the matters referred to in this resolution and execution of any such document by any one or more of the directors or officers of the Company shall be conclusive proof of his authority to act on behalf of the Company.

B.       APPROVAL OF ANNUAL INFORMATION FORM

         BE IT RESOLVED that:

         (1) the annual information form (the "AIF") of the Company to be filed in Canada as an AIF under National Policy Statement No. 47 which will incorporate information required by securities laws of the provinces of Canada from the Company's Form 20-F and the Company's Management Information and Proxy Circular dated as of March 15, 1997 for its Annual General Meeting held April 30, 1997, a draft copy of which has been circulated to the directors of the Company, is hereby approved together will all such amendments, variations,




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                  deletions and additions therein and thereto as the President and Chief Executive Officer or the Vice President Finance and Chief Financial Officer may approve;

         (2) the filing of the AIF with the securities commissions and other appropriate regulatory authorities in any of the provinces of Canada and the United States, together with all such other documents and supporting materials as are necessary or advisable to be filed therewith, is hereby authorized and approved; and

         (3) any one or more of the directors or officers of the Company are hereby authorized for and on behalf of the Company to take all action, to do all such things and to execute, under the common seal of the Company or otherwise, and to deliver or cause to be delivered in the name of and on behalf of the Company all certificates of eligibility, undertakings and other documents as each may deem necessary or advisable in connection with the matters referred to in this resolution and execution of any such document by any one or more of the directors or officers of the Company shall be conclusive proof of his authority to act on behalf of the Company.